UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. January 17, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today SQM and CORFO (Corporación de Formento de la Producción) have reached an agreement to end the arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in the case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases accumulated to it (the “Agreement”). The Agreement has been reached within the conciliation process of the arbitration and on the basis presented by the arbitrator to the parties. Both SQM´s Board of Directors and the Board of CORFO have approved the Agreement.

The Agreement includes a total payment of US$17.5 million plus agreed interest which a subsidiary of SQM, SQM Salar S.A. ("SQM Salar"), shall pay CORFO. This payment does not imply the recognition of having owed any amount to CORFO, and has been agreed to with the sole purpose of ending the disputes between the parties.

Additionally, the Agreement includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993, which are the contracts that currently permit the mining operations of SQM Salar in the Salar de Atacama (the "Contracts"). The main modifications are detailed below, and will become effective once the following resolutions have been issued: (i) the approval resolution of the Contracts by the CORFO Council, and (ii) the resolution that executes the respective approval agreement by the Chilean Nuclear Energy Commission (CCHEN):

(a)	An increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama:

•	In regard to lithium carbonate, the current rate of 6.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

As an example and considering a price of US$12,600 per metric ton (similar to the average price seen in the third quarter of 2017), the lease rate would have been equal to 19.14%.

•	In regard to potassium chloride, the current rate of 1.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

•	Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

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(b)	SQM Salar commits to contribute (i) between US$10.8 and US$18.9 million per year to research and development efforts, (ii) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (iii) 1.7% of total annual sales of SQM Salar to the regional development. As an example and considering annualized SQM Salar´s revenues reported in the first nine months of 2017 (approximately US$1 billion), 1.7% of sales would have been approximately US$17 million.

(c)	The authorization by CORFO to increase the production and sales of lithium products produced in the Salar de Atacama. Subject to prior authorization by CCHEN, the Agreement considers that SQM Salar will have the right to exploit, subject to compliance with other agreed conditions, process and sell during the term of the Agreement (until the end of 2030) up to 349,553 metric tons of lithium metallic equivalent in the addition to the approximately remaining 64,816 metric tons of lithium metallic equivalent from the originally authorized amount. The sum of the above amounts is equal to approximately 2.2 million metric tons of lithium carbonate equivalent.

(d)	SQM Salar shall offer part of its lithium production (up to a maximum of 25%) at preferential price to value-added producers that will potentially develop in Chile, a price based on the lowest export market price equal in each case to the weighted average FOB price calculated on the 20% lower price of the volume exported by SQM Salar during the last 6 months available.

(e)	SQM Salar shall strengthen its corporate governance, incorporating various audit, environmental control and coordination mechanisms with CORFO. For these purposes it will be necessary to modify the bylaws of SQM Salar, including among others: (i) to incorporate specific rules for the management of the company, in the form that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (ii) for the board of SQM Salar to designate a committee to monitor compliance with the Contracts and to establish the regulations that will govern this committee and its functions.

(f)	Extensive regulation regarding the return of assets upon termination of the Contracts and granting purchase options, including: (i) the restitution of the assets that Corfo made available to SQM Salar under the Contracts, (ii) a purchase option for all or part of the water rights that SQM Salar or its related parties currently own or will obtain in the future, that benefit or are necessary for the exploitation, either currently or in the future of the mining concessions included in the Contracts (the "Mining Concessions"), (iii) a free transfer to CORFO of the easements, that benefit the Mining Concessions or the project, developed by SQM Salar, excluding the mining easements constituted in the Salar del Carmen, (iv) a purchase option on the assets that SQM Salar uses as productive facilities within the Mining Concessions and assets that benefit the project and that are located within the area of the Mining Concessions and within the area of 10 kilometers from the limit of the Mining concessions, (v) a purchase option on the mining concessions that SQM Salar or its related companies currently constitute or will constitute in the future within the area of 2 kilometers from the limit of the Mining Concessions.

(g)	An option for SQM Salar to sell to CORFO the facilities that are necessary to increase the additional production and operation capacity related to the increased lithium quota. The exercise price of this option is the replacement value of the facilities including its economic depreciation.

(h)	An option for CORFO to request from SQM the evaluation of a joint project with a state company for the joint exploitation of mining property in the Salar de Maricunga. SQM commits to participate in good faith in this process, and if there is no agreement for the project after 4 years, SQM will not be obligated to continue such negotiations.

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(i)	SQM, SQM Salar and SQM Potasio S.A. are prohibited to (i) sell lithium brine extracted within the Mining Concessions, (ii) alienate and obstruct in any way, and enter into any act or contract that affects the restitution of the assets indicated in letter (f) above, (iii) extract brine from its mining rights area within 10 kilometers from the limit of the Mining Concessions, (iv) extract brine from its mining rights area within 2 kilometers from the limit of Mining Concessions for a period of 15 years from the termination of the Contracts, and (v) agree with other operators of the OMA mining rights of the Salar de Atacama on the ways of operating resulting in a joint or integrated management of both production sites, therefore ensuring that SQM´s operations will always be independent without facilitating operational information, commercial strategies, information systems or common applications and/or personnel, conventions or price and other agreements that by their nature may negatively affect the lease income of CORFO.

Patricio de Solminihac, CEO of SQM, commented on the agreement reached with CORFO: "It is a good agreement for both parties, SQM is going to make an important economic effort in the first years, with high lease payments and investments in production capacity, but in the long term we will be able to consolidate our leadership in the industry." He added: "In the early 90s we were pioneers in the vision of lithium development, and we invested resources and prepared a team of excellence that has allowed us to place ourselves in our current privileged position." Finally, he indicated: "We share a strategic vision for the industry with CORFO: invest in research, support the development of the region and work with the communities. All the above is supported by an environmentally-friendly productive process based on the highest technological standards."

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About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: January 17, 2018	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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